SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

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                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )1


                              KVH Industries, Inc.


                                (Name of Issuer)


                     Common Stock, $0.01 par value per share


                         (Title of Class of Securities)

                                   482738 10 0


                                 (CUSIP Number)

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CUSIP No. 482738 10 0                   13G       Page   2    of    5    Pages
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   1
          NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

              Martin Kits van Heyningen
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   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)|_|
                                                                        (b)|_|

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   3
          SEC USE ONLY

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 4
          CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S.A.
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NUMBER OF SHAES BENEFICIALLY OWNED
  BY EACH REPORTING PERSON WITH
 See Note A5

  5       SOLE VOTING POWER
          472,760
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  6       SHARED VOTING POWER
          781,655 *See Note B
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  7       SOLE DISPOSITIVE POWER
          472,760
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  8       SHARED DISPOSITIVE POWER
          781,655 *See Note B
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  9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,254,415    *See Note B
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 10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                                 |_|
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 11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          17.9%
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 12      TYPE OF REPORTING PERSON *
           INSIDER
------ ---------------------------------------------------------------------


Note A: Information as to beneficial ownership is given as of December 31, 1996.

Note B: Includes 781,655 shares owned by Middletown  Partners,  L.P., a Delaware limited partnership. Martin Kits van Heyningen is sole general partner of Middletown Partners L.P. and as such has voting and investment power with respect to such shares. The consent of Mr. Gerhard Swarovski, a limited partner of the partnership, is required for the Partnership to vote its shares and sell its shares in the Company. Mr. Kits van Heyningen disclaims beneficial ownership of such shares, except to the extent of his proportionate pecuniary interest therein.

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CUSIP No. 482738 10 0                   13G       Page   3    of    5    Pages
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Item 1(a). Name of Issuer:

         KVH Industries, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

         110 Enterprise Center
         Middletown, RI 02840

Item 2(a). Name of Persons Filing:

         Martin Kits van Heyningen

Item 2(b). Address of Principal Business Office or, If None, Residence:

         KVH Industries, Inc.
         110 Enterprise Center
         Middletown, RI 02840

Item 2(c). Citizenship:

         U.S.A.

Item 2(d). Title of Class of Securities:

         Common Stock, $0.01 par value per share

Item 2(e). CUSIP Number:

         482738 10 0

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a: Not applicable.

     (a) |_|      Broker or dealer registered under Section 15 of the Act;

     (b) |_|      Bank as defined in Section 3(a)(6) of the Act;

     (c) |_|      Insurance Company as defined in Section 3(a)(19) of the Act,

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(d) |_| Investment Company registered under Section 8 of the Investment Company Act;
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(e) |_| Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940;

(f) |_| Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund;

(g) |_| Parent Holding  Company,  in accordance with Rule  13d-1(b)(ii)(G);

(h) |_| Group, in accordance with Rule 13d-1(b)(l)(ii)(H).

Item 4.  Ownership.  (See Note A)

         (a)  Amount beneficially owned:

                  1,254,415

         (b)  Percent of class:

                  17.9%

         (c)  Number of shares as to which such person has:

         (i)  Sole power to vote or to direct the vote

                  472,760

         (ii) Shared power to vote or to direct the vote

                  781,655

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CUSIP No. 482738 10 0                   13G       Page   4    of    5    Pages
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         (iii)    Sole power to dispose or to direct the disposition of
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                   472,760

         (iv) Shared power to dispose or to direct the disposition of

                  781,655


Item 5.  Ownership of Five Percent or Less of a Class.

              Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

              Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

              Not applicable.

Item 8.  Identification and Classification of Members of the Group.

              Not applicable.

Item 9.  Notice of Dissolution of Group.

              Not applicable.

Item 10. Certification.

              Not applicable.

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CUSIP No. 482738 10 0                    13G      Page   5    of    5    Pages
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SIGNATURE


Afterreasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.

Date:    February    5, 1997



/s/Martin Kits van Heyningen
Martin Kits van Heyningen





1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).